Filed by LifePoint Hospitals, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-6 under the Securities Exchange Act of 1934
Subject Company: Province Healthcare Company
Subject Company: LifePoint Hospitals, Inc.
Commission File No.: 333-119929

This filing relates to a planned combination of LifePoint Hospitals, Inc. (“LifePoint Hospitals”) and Province Healthcare Company (“Province Healthcare”) pursuant to the terms of the Agreement and Plan of Merger, dated as of August 15, 2004, by and among LifePoint Hospitals, Lakers Holding Corp., Lakers Acquisition Corp., Pacers Acquisition Corp. and Province Healthcare, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of January 25, 2005, and Amendment No. 2 to Agreement and Plan of Merger, dated as of March 15, 2005.

In connection with the proposed transaction between LifePoint Hospitals and Province Healthcare, Lakers Holding Corp. has filed with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus, as part of a Registration Statement on Form S-4, and other relevant materials have been filed by LifePoint Hospitals and Province Healthcare. The definitive joint proxy statement/prospectus was mailed to the stockholders of LifePoint Hospitals and Province Healthcare. Investors and security holders are advised to read the joint proxy statement/prospectus and other relevant materials when they become available, as well as any amendments or supplements to those documents, because they will contain important information about Lakers Holding Corp., LifePoint Hospitals, Province Healthcare and the proposed transaction. In addition, the joint proxy statement/prospectus and other relevant materials filed by LifePoint Hospitals or Province Healthcare with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by LifePoint Hospitals or Lakers Holding Corp. by contacting Investor Relations, LifePoint Hospitals, Inc., 103 Powell Court, Suite 200, Brentwood, Tennessee, 37027, Phone: (615) 372-8500 and by Province Healthcare by contacting Investor Relations, Province Healthcare Company, 105 Westwood Place, Suite 400, Brentwood, Tennessee, 37027, Phone: (615) 370-1377.

LifePoint Hospitals and Province Healthcare, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information about the directors and executive officers of LifePoint Hospitals, and their interests in the transactions contemplated by the merger agreement, including their ownership of LifePoint Hospitals common stock, is set forth in the proxy statement for LifePoint Hospitals’ 2004 annual meeting, which was filed with the SEC on April 28, 2004, and in the joint proxy statement/prospectus. Information about the directors and executive officers of Province Healthcare, and their interests in the transactions contemplated by the merger agreement, including their ownership of Province Healthcare common stock, is set forth in the proxy statement for Province Healthcare’s 2004 annual meeting, which was filed with the SEC on April 20, 2004, and in the joint proxy statement/prospectus. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the joint proxy statement/prospectus and the other relevant documents filed with the SEC.

Michael J. Culotta, the Chief Financial Officer of LifePoint Hospitals, is using the following materials at a presentation being made at the SG Cowen & Co. 25th Annual Healthcare Conference on March 16, 2005.

Investor Presentation

Important Legal Information

The following presentation relates to a planned combination of LifePoint Hospitals, Inc. (“LifePoint Hospitals”) and Province Healthcare Company (“Province Healthcare”) pursuant to the terms of the Agreement and Plan of Merger, dated as of August 15, 2004, by and among LifePoint Hospitals, Lakers Holding Corp. (“Holding Corp.”), Lakers Acquisition Corp., Pacers Acquisition Corp. and Province Healthcare, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of January 25, 2005, as amended by Amendment No. 2 to Agreement and Plan of Merger, dated as of March 15, 2005. In connection with their proposed transaction, Holding Corp. has filed with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus, as part of a Registration Statement on Form S-4, and other relevant materials. The definitive joint proxy statement/prospectus was mailed to the stockholders of LifePoint Hospitals and Province Healthcare. Investors and security holders are advised to read the joint proxy statement/prospectus and other relevant materials when they become available, as well as any amendments or supplements to those documents, because they will contain important information about Holding Corp., LifePoint Hospitals, Province Healthcare and the proposed transaction. In addition, the joint proxy statement/prospectus and other relevant materials filed by LifePoint Hospitals or Province Healthcare with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. Also, investors and security holders may obtain free copies of the documents filed with the SEC by LifePoint Hospitals or Holding Corp. by contacting Investor Relations, LifePoint Hospitals, Inc., 103 Powell Court, Suite 200, Brentwood, Tennessee, 37027, Phone: (615) 372-8500 and by Province Healthcare by contacting Investor Relations, Province Healthcare Company, 105 Westwood Place, Suite 400, Brentwood, Tennessee, 37027, Phone: (615) 370-1377.

LifePoint Hospitals and Province Healthcare, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information about the directors and executive officers of LifePoint Hospitals, and their interests in the transactions contemplated by the merger agreement, including their ownership of LifePoint Hospitals common stock, is set forth in the proxy statement for LifePoint Hospitals’ 2004 annual meeting, which was filed with the SEC on April 28, 2004, and in the joint proxy statement/prospectus. Information about the directors and executive officers of Province Healthcare, and their interests in the transactions contemplated by the merger agreement, including their ownership of Province Healthcare common stock, is set forth in the proxy statement for Province Healthcare’s 2004 annual meeting, which was filed with the SEC on April 20, 2004, and in the joint proxy statement/prospectus. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the joint proxy statement/prospectus and the other relevant documents filed with the SEC.

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3 Forward-Looking Statements The following presentation includes forward-looking statements based on current management expectations. Numerous factors exist which may cause results to differ from these expectations. Many of the factors that will determine LifePoint Hospitals’ future results are beyond LifePoint Hospitals’ ability to control or predict with accuracy. Such forward-looking statements, particularly those statements regarding the effects of the proposed transaction, reflect LifePoint Hospitals’ current expectations and beliefs, are not guarantees of performance of LifePoint Hospitals or the newly formed combined entity and are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results to differ from those described in the forwardlooking statements. For example, such risks, uncertainties, assumptions and other factors include, without limitation, the possibility that: (1) the companies may be unable to obtain the required stockholder approvals; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the combined company may be subject to future regulatory or legislative actions. These forward-looking statements are also subject to various risks and uncertainties, including, without limitation: (i) reduction in payments to healthcare providers by government and commercial third-party payors, as well as cost-containment efforts of insurers and other payors; (ii) the possibility of adverse changes in, and requirements of, applicable laws, regulations, policies and procedures, including those required by our corporate integrity agreement; (iii) our ability to manage healthcare risks and the lack of state and federal tort reform; (iv) uncertainty associated with compliance with HIPAA regulations; (v) our ability to enter into and renew payor arrangements on acceptable terms; (vi) our ability to maintain and increase patient volumes and control costs; (vii) the availability, cost and terms of insurance coverage; (viii) the highly competitive nature of the healthcare business, including the competition to recruit and retain physicians; (ix) the ability to attract and retain qualified management and personnel; (x) the geographic concentration of our operations; (xi) our ability to acquire hospitals on favorable terms and to complete budgeted capital improvements successfully; (xii) our ability to operate and integrate newly acquired facilities successfully; (xiii) the availability and terms of capital to fund our business strategy; (xiv) changes in our liquidity or indebtedness; (xv) the potential adverse impact of government investigations and litigation involving the business practices of healthcare providers; (xvi) the successful development and license of software and management information systems; (xvii) changes in generally accepted accounting principles or practices; (xviii) volatility in the market value of our common stock; (xix) changes in general economic conditions and changes in the manner in which employers provide healthcare coverage to their employees; (xx) our reliance on information technology systems maintained by HCA Inc.; (xxi) our ability to comply with all aspects of the Sarbanes-Oxley law; and (xxii) those risks and uncertainties described from time to time in our filings with the SEC, including those related to the proposed transaction between LifePoint Hospitals and Province Healthcare. Therefore, our future results may differ materially from those described in this release. We undertake no obligation to update any forward-looking stat ements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

4 LifePoint and Province – A Natural Combination
Improves geographic diversification – 46 of 49 sole community providers (1)
Reduces financial dependency on any one hospital
Creates significant critical mass
Incorporates shared strategies and values unique to rural communities
Generates untapped opportunities for margin improvement including de novo projects and recent acquisitions
Creates opportunity for immediate and future synergies 1) The three non-sole community providers are Smith County Memorial Hospital ( LifePoint), Doctors’ Hospital of Opelousas ( Province) and Memorial Medical Center ( Province).

5 Improves Geographic Diversification
States Where Province Operates
States Where Both LPNT & PRV Operate
Province Hospitals
LifePoint Hospitals Corporate Office
States Where LifePoint Operates

6 Reduces Financial Dependency on any One Hospital
Number of Hospitals 30 Hospitals 21 Hospitals 51 Hospitals
Sole Community Provider 28 out of 29 (1) 19 out of 21 47 out of 50 (1)
Largest Ten Hospitals (2) 57% Revenue 74% Revenue 45% Revenue
States of Operation 9 States 13 States 20 States
Largest State (2) 34% Revenue 21% Revenue 18% Revenue
Average Revenue/Hospital $ 36.0 Million $ 45.0 Million $ 40.0 Million 1) Two of LifePoint’s hospitals, Guyan Valley Medical Center and Logan Regional Medical Center, serve the same community. The three non-sole community providers are Smith County Memorial Hospital ( LifePoint), Doctors’ Hospital of Opelousas ( Province) and Memorial Medical Center ( Province). 2) Based on Management reports for Fiscal Year 2004 data. LifePoint Province Pro Forma

7 Incorporates Shared Culture and Values
Expanding the scope and quality of care for patients
Creating an outstanding work environment for employees
Strengthening the hospital’s central role within the community
Managing financial performance responsibility for stakeholders
Supplying the necessary equipment and resources to physicians
High quality care
Attract and retain the best people
Focus on patient service
Superior financial results
Selective growth
LifePoint “
High Fives” Province “ Five Pillars”

8 Untapped Opportunity for Margin Improvement Significant Earnings and Margin Upside from Province’s Facilities Quarterly Adjusted EBITDA Margins 2002 — Present Significant opportunity to improve adjusted EBITDA margins at Province 21.7% 17.7% 10% 15% 20% 25% Q1’02 Q2’02 Q3’02 Q4’02 Q1’03 Q2’03 Q3’03 Q4’03 Q1’04 Q2’04 Q3’04 Q4’04 LifePoint Province

9 LifePoint Quarterly Income Statement LifePoint Income Statement Note: Figures adjusted to reflect the announced divestiture of Bartow Memorial Hospital. Figures are unaudited.
LifePoint consistently produces strong net revenue growth
Strong expense controls, including bad debt management
Other operating expenses are largely fixed costs as evidenced by declining percentage of net revenue 2002 2003 2004 ($ in millions) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Net Revenues $ 174.4 $ 170.7 $ 175.2 $ 194.6 $ 212.9 $ 214.1 $ 219.4 $ 229.2 $ 247.5 $ 238.2 $ 253.7 $ 257.5 Salaries and Benefits 67.9 68.2 68.2 75.7 87.2 87.6 87.4 90.1 96.9 97.7 102.1 102.7 % of Net Revenue 38.9% 40.0% 38.9% 38.9% 41.0% 40.9% 39.8% 39.3% 39.2% 41.0% 40.2% 39.9% Supplies 22.0 21.1 21.8 23.8 27.5 27.8 28.0 30.9 32.1 31.1 32.2 33.7 % of Net Revenue 12.6% 12.4% 12.4% 12.2% 12.9% 13.0% 12.8% 13.5% 13.0% 13.1% 12.7% 13.1% Bad Debt Expense 12.2 11.7 10.9 15.0 15.8 15.1 22.4 20.8 20.7 18.9 24.4 22.2 % of Net Revenue 7.0% 6.9% 6.2% 7.7% 7.4% 7.1% 10.2% 9.1% 8.4% 7.9% 9.6% 8.6% Other Operating Expenses 30.5 31.5 33.7 33.9 36.4 41.1 38.6 39.3 41.0 38.8 44.1 42.9 % of Net Revenue 17.5% 18.5% 19.2% 17.4% 17.1% 19.2% 17.6% 17.1% 16.6% 16.3% 17.4% 16.6% Total Expenses $ 132.6 $ 132.5 $ 134.6 $ 148.4 $ 166.9 $ 171.6 $ 176.4 $ 181.1 $ 190.7 $ 186.5 $ 202.8 $
201.5 Adjusted EBITDA $ 41.8 $ 38.2 $ 40.6 $ 46.2 $ 46.0 $ 42.5 $ 43.0 $ 48.1 $ 56.8 $ 51.7 $ 50.9 $ 56.0 Margin 24.0% 22.4% 23.2% 23.7% 21.6% 19.9% 19.6% 21.0% 22.9% 21.7% 20.1% 21.7%

10 Province Quarterly Income Statement Province Income Statement Note: Province financials are pro forma for the divestitures of Glades and Brim Healthcare. 2002 2003 2004 ($ in millions) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Net Revenues $153.9 $162.5 $172.3 $169.6 $182.5 $183.9 $184.8 $195.0 $200.6 $208.5 $235.3 $235.6 Salaries and Benefits 62.1 68.0 72.3 75.7 75.9 75.1 72.2 77.5 79.2 80.1 91.5 87.4 % of Net Revenue 40.4% 41.8% 42.0% 44.6% 41.6% 40.8% 39.1% 39.7% 39.5% 38.4% 38.9% 36.7% Supplies 19.0 19.7 22.6 23.1 24.0 23.0 24.1 24.5 26.0 25.9 30.5 31.8 % of Net Revenue 12.3% 12.1% 13.1% 13.6% 13.2% 12.5% 13.0% 12.6% 13.0% 12.4% 13.0% 13.3% Bad Debt Expense 14.1 11.9 12.8 14.4 16.0 16.3 18.8 21.5 20.2 21.7 26.5 26.5 % of Net Revenue 9.2% 7.3% 7.4% 8.5% 8.8% 8.9% 10.2% 11.0% 10.1% 10.4% 11.3% 11.1% Other Operating Expenses 29.4 31.7 34.3 35.7 35.4 36.8 36.4 39.5 38.7 42.8 47.4 47.6 % of Net Revenue 19.1% 19.5% 19.9% 21.0% 19.4% 20.0% 19.7% 20.3% 19.3% 20.5% 20.1% 19.9% Total Expenses $124.6 $131.3 $142.0 $148.9 $151.3 $151.2 $151.5 $163.0 $164.1 $170.5 $195.9 $193.3 Adjusted EBITDA $29.3 $31.2 $30.3 $20.7 $31.2 $32.7 $33.3 $32.0 $36.5 $38.0 $39.4 $42.3 Margin 19.0% 19.2% 17.6% 12.2% 17.1% 17.8% 18.0% 16.4% 18.2% 18.2% 16.7% 18.0%

11 LifePoint Supplemental Information LifePoint Net Income Reconciliation Note: Figures adjusted to reflect the announced divestiture of Bartow Memorial Hospital. Figures are unaudited. 2002 2003 2004 ($ in millions) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Adjusted EBITDA $41.8 $38.2 $40.6 $46.2 $46.0 $42.5 $43.0 $48.1 $56.8 $51.7 $50.9 $56.0 Depreciation and amortization (8.5) (9.1) (8.1) (9.3) (10.5) (10.8) (10.2) (11.6) (11.0) (11.4) (12.1) (13.6) Interest expense, net (4.1) (2.8) (3.0) (3.4) (3.3) (3.3) (3.3) (2.9) (3.4) (3.2) (3.1) (2.9) Debt retirement costs (1.3) (25.0) (4.2) (0.5) 0.0 0.0 0.0 0.0 0.0 (1.5) 0.0 0.0 ESOP expense (2.5) (2.7) (2.2) (2.3) (1.6) (1.5) (1.8) (2.0) (2.3) (2.5) (2.3) (2.3) Minority interest (0.7) (0.8) (0.7) 0.0 0.0 (0.2) (0.3) (0.2) (0.3) (0.3) (0.1) (0.3) Provision for income taxes (10.9) (0.3) (9.1) (12.4) (12.5) (10.7) (11.0) (11.7) (15.6) (13.3) (13.2) (13.9) Loss (gain) on discontinued operations (0.1) 0.0 (0.6) (0.7) (0.4) (0.7) (0.2) (0.4) (0.3) (0.8) (0.4) 0.4 Net Income $13.7 ($2.5) $12.7 $17.6 $17.7 $15.3 $16.2 $19.3 $23.9 $18.7 $19.7 $23.4

12 Province Supplemental Information Province Net Income Reconciliation Note: Province financials are pro forma for the divestitures of Glades and Brim Healthcare. 2002 2003 2004 ($ in millions) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Adjusted EBITDA $29.3 $31.2 $30.3 $20.7 $31.2 $32.7 $33.3 $32.0 $36.5 $38.0 $39.4 $42.3 Depreciation and amortization (7.1) (8.1) (9.0) (8.0) (8.8) (9.1) (9.3) (10.4) (10.2) (11.5) (12.5) (12.7) Interest expense, net (4.0) (5.4) (6.1) (5.8) (5.8) (6.6) (7.0) (6.9) (6.9) (7.4) (7.6) (7.7) Minority interests (0.1) 0.0 0.0 0.1 (0.1) (0.1) 0.0 0.0 (0.1) (0.2) (0.2) (0.2) Loss on sale of assets 0.0 0.0 0.0 0.1 0.0 0.0 (0.1) 0.0 0.0 (0.0) 0.0 0.0 Loss on early extinguishment of debt 0.0 0.0 0.0 0.0 0.0 (0.5) 0.0 0.0 0.0 0.0 0.0 0.0 Provision for income taxes (7.2) (7.1) (6.1) (2.8) (6.5) (6.6) (6.7) (3.0) (7.2) (7.1) (7.1) (6.7) Discontinued operations, net of tax 0.8 0.4 0.3 (0.2) (0.1) (0.2) (0.4) (9.4) (0.6) 6.4 (0.5) (0.9) Net Income $11.7 $11.0 $9.4 $4.1 $9.9 $9.7 $9.8 $2.3 $11.5 $18.2 $11.5 $14.1

13 Payor Mix LifePoint Province Twelve Months Ended 12/31/04 Medicare 36.9% Self-Pay 9.3% Medicaid 11.2% Commercial and Managed Care 38.7% Other 3.9% Medicare 37.7% Self-Pay 11.0% Medicaid 10.1% Commercial and Managed Care 40.0% Other 1.2%

14 Payor Mix (cont.) LifePoint Province 2003 Medicare 35.9% Self-Pay 8.6% Medicaid 10.9% Other 4.1% Commercial and Managed Care 40.5% Medicare 38.5% Self-Pay 7.0% Medicaid 10.3% Other 1.4% Commercial and Managed Care 42.8%

15 Opportunity for Immediate and Future Synergies Synergy Opportunities Nashville Offices Retirement Plan Physician Recruiting Development Regional Operating Structure Group Purchasing Managed Care Contracts

16 Key Credit Strengths LifePoint Credit Fundamentals Rural Hospital Strategy Geographic Diversification Favorable Regulatory Environment Identifiable Upside in Province Assets Conservative Leverage Profile Strong Free Cash Flow History of Deleveraging Improving Industry Fundamentals Experienced Management Team Natural Business Combination

17 Operating Opportunities
Physician Recruitment / Retention – Hospital-Based vs. Centralized – Proven track record
Managed Care Contracting – Centralized vs. Hospital-Based
Capex Focus – Existing hospital equipment, services, and facilities ( same-store vs. acquisitions)

18 Operating Opportunities ( cont.)
Quality Resource Management – Resource management – Concurrent coding
Supply Management – Equity owner of HealthTrust Purchasing Group ( rebates) – SMART System conversions ( compliance) – Pharmacy initiatives
Discretionary Expense Management – Marketing – Dues and subscriptions – Travel and entertainment – Other
Lease Buyouts – Equipment – Medical office buildings

19 Focused Capital Expenditure Program LifePoint Capital Expenditures Province Capital Expenditures Dollars in Millions $39 $46 $60 $19 $23 $22 $58 $69 $82 $0 $10 $20 $30 $40 $50 $60 $70 $80 $90 $100 2002 2003 2004 Expansion Routine $30 $36 $61 $15 $18 $30 $46 $54 $91 $0 $10 $20 $30 $40 $50 $60 $70 $80
$90 $100 2002 2003 2004 Expansion Routine

20 Focused Capital Expenditure Program (cont.) LifePoint Capital Expenditures by Project Type LifePoint Detailed Capital Expenditures No. of ($ in millions) Facilities 2000 2001 2002 2003 2004E OR 11 $6.4 $11.9 $10.2 $8.4 $0.7 Bed Addition 2 — — 1.4 7.2 9.3 MRI 17 3.0 4.1 8.5 4.9 3.0 MOB 12 — 1.2 4.7 6.2 4.0 ER 5 1.7 0.7 0.5 3.3 7.5 Rehab 7 — 0.5 2.8 1.7 2.3 CT 10 0.6 3.6 0.6 — 2.1 Cath Lab 5 — — 3.1 2.0 — Misc. Renovation/Expansion 11 0.1 0.5 5.6 8.8 22.1

21 Physician Recruitment and Retention We will focus on recruiting and retaining the appropriate mix of primary care and specialist physicians to drive same store revenue
Focus on unique physician needs at each hospital
Our combined record recruiting year in 2003 and 2004 will drive same store revenues Recruiting Program Note: Represents admitting physicians only. 57 49 77 85 48 72 88 104 165 121 105 189 0 50 100 150 200 2001 2002 2003 2004 LifePoint Province

22 Las Cruces Market Opportunity Las Cruces (Memorial Medical Center)
Province acquired Memorial Medical Center on June 1, 2004
286 bed full-service tertiary hospital
Fastest population growth in New Mexico and 11th fastest in U.S.
County-run hospital, under-managed
Province knows the facility, having provided consulting services prior to acquisition
Already returned to profitability even before inclusion of payments from the county for indigent care

23 Coastal Carolina Market Opportunity Coastal Carolina Hospital Project
Coastal Carolina is a new Province facility which opened November 29, 2004
41 bed facility with adjoining MOB
Located at the major intersection of traffic between Hilton Head and Savannah
Dramatic growth market for retirees and vacationers moving inland
Widespread support throughout the local medical community with 100% of 25,000 sq. ft. MOB committed Artist’s Rendering

24 Fort Mohave Market Opportunity Fort Mohave Hospital Project
Fort Mohave is a new Province facility scheduled to open third quarter 2005
60 bed facility
8 physician MOB / OP diagnostic center on campus with second MOB under construction
Market doubled over last 10 years and should grow an additional 30% by 2007
Popular retirement destination in area’s primary growth corridor
Synergies with Needles, CA and
Lake Havasu, AZ hospitals
New facility, attractive area, and supportive community will enhance physician recruitment Artist’s Rendering Cover up

Post-Closing Operations To Do List

Corporate

- Effect corporate office consolidation
- Centralize managed care contracting
- Coordinate systems integration
- Realize purchasing benefits

Division

- Create optimal division structure, focus on geographic proximity
- Diversify top earning assets between divisions
- Minimize disruption of existing hospital reporting relationships

Hospital

- Assess existing Province hospital leadership
- Receive 3-5 year commitments from select facility level managers
- Evaluate capital projects, de novos and emphasize commitments to existing projects
- Realize benefits not fully recognized from Province's recent acquisitions

Physicians

- Maintain dialogue with existing physicians
- Assess and decentralize Province's recruiting program
- Focus on physician needs within each community

Employees

- Ensure minimal disruption, continue focus on operations
- Emphasize job security, morale and transaction benefits
- Assess staffing productivity at Province

Community

- Continue reinforcing commitment to local communities
- Expand our LifePoint Foundation outreach
- Support local community healthcare education to address manpower requirements

LIFEPOINT HOSPITALS, INC.
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